

07020584

Richard B. Raymer
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

RECEIVED

2007 JAN 26 A 11: 00

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



January 24, 2007

__Via Federal Express__

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between December 29, 2006 through January 22, 2007. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

RBR/vcs
Enclosures

PROCESSED

JAN 3 0 2007

THOMSON
FINANCIAL

cc: Sergey Savchenko

042608/00000 TORDOCS 39972v1

150 King Street West • P.O. Box 30 • Suite 2309 • Toronto, Ontario M5H 1J9 • telephone 416.595.5100 • facsimile 416.595.5021

Albany • Boca Raton • Buffalo • New York City • Newark • Palm Beach Gardens • Toronto • www.hodgsonruss.com

Medical Facilities Corporation
File Number 82-34942

January 22, 2007	News release - English

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces January distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES/

TORONTO, Jan. 22 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the
"Corporation") announced today that a cash payment of Cdn$0.0917 per Income
Participating Security will be payable on February 15, 2007 to holders of
record of Income Participating Securities at the close of business on January
31, 2007.
Each of the Company's Income Participating Securities is comprised of one
common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated
notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302
per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate
principal amount of 12.5% subordinated notes each for the month of January.
The ex-dividend date for this distribution will be January 29, 2007.

About Medical Facilities Corporation
MFC owns controlling interests in four surgical hospitals, three located
in South Dakota and one in Oklahoma. The four hospitals perform scheduled
surgical, imaging and diagnostic procedures and derive their revenue from the
fees charged for the use of their facilities. The Corporation is structured so
that a majority of its free cash flows from operations are distributed to
holders of its IPS with a portion of such distributions being interest
payments on the subordinated debt component. For more information, please
visit www.medicalfacilitiescorp.ca

Caution concerning forward-looking statements

This news release may be interpreted to contain forward-looking
statements. Such statements involve known and unknown risks, uncertainties and
other factors outside of management's control that could cause actual results
to differ materially from those described in the forward-looking statements.
The Corporation does not assume responsibility for the accuracy and
completeness of those forward-looking statements and does not undertake the
obligation to publicly revise these forward-looking statements to reflect
subsequent events or circumstances.
%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer,
Medical Facilities Corp., (416) 848-7980 or 1-877-402-7162; Bruce Wigle,
Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228 or
1-800-385-5451 ext. 228, Email: bwigle(at)equicomgroup.com/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 13:39e 22-JAN-07